
February 14, 2012

<u>Via E-mail</u>

John K. McDonald
General Counsel
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **Re: Toll Brothers, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 3, 2012**
> **File No. 333-179380**
> **Annual Report on Form 10-K For the Year Ended October 31, 2011**
> **Filed December 22, 2011**
> **File No. 001-09186**

Dear Mr. McDonald:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. As Toll Brothers Finance is the issuer of the notes, please include it as a registrant on the facing page of the registration statement. It also appears that Toll Brothers Finance has not submitted the Form S-4 for filing on EDGAR. Please advise, or otherwise ensure that each registrant and subsidiary guarantor has properly filed the registration statement on EDGAR

Prospectus Cover Page

2.   We note that you have elected to commence the exchange offer early, pursuant to Rule 162 under the Securities Act. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Item 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the "red herring" legend in an early commencement exchange offer, please see Question 2 in Part I.E. of the Third Supplement (July 2001) to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

3.   Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that the registrant will satisfy its obligations to file a final prospectus, after effectiveness, in accordance with the above interpretation.

4.   We note that you are offering to exchange the 6.875% Senior Notes due 2012 and the 5.95% Senior Notes due 2013 for up to $300 million of new notes. Please advise us as to whether each security is a separate class of subject security for purposes of Regulation 14E and whether you are conducting one tender offer or two separate tender offers. If you are conducting two separate tender offers, please revise to disclose the maximum amount of the aggregate principal amount of the new notes being offered for each subject security. Since the holders of old notes which are accepted for exchange, will receive a cash payment representing accrued and unpaid interest on such old notes, please disclose the maximum amount of cash being offered for each subject security.

5.   Please include the guarantees by Toll Brothers, Inc., as parent, and by the subsidiary guarantors on the cover page as separate securities being offered. Please refer to Item 501(b)(2) of Regulation S-K. In addition, please revise your "New Notes" disclosure to state that the guarantees of the subsidiary guarantors will be joint and several, full and unconditional, subject to the subsidiary guarantors' customary release provisions.

Forward-Looking Statements, page iii

6.   Please remove your references to Section 27A of the Securities Act and Section 21E of the Exchange Act. These provisions do not apply to tender offers.

<u>The Exchange Offer, page 3</u>

7.   Please include a separate section to explain any material differences in the rights of the note holders as a result of the exchange. See Item 4(a)(4) of Form S-4.

8.   We note that you will pay cash for any fractional portion of new notes that holders would otherwise be entitled to receive. Please revise to disclose the source of funds for this consideration. Refer to Item 1007 of Regulation M-A.

<u>Withdrawal Rights, page 5</u>

9.   Please revise your disclosure here and on page 23 to state that holders may withdraw their tendered shares at any time prior to 12:00 midnight, rather than 5:00 p.m., New York City time on March 2, 2012, to correspond with your definition of the "Expiration Date." Refer to Rule 162(a)(2). Please also revise disclosure under "Acceptance of Notes for Exchange . . ." on page 22 to reflect that acceptance occurs after expiration of the offer at 12:00 midnight, rather than 5:00 p.m.

<u>Ration of Earnings to Fixed Charges, page 14</u>

10.   Disclose the dollar amount by which earnings were insufficient to cover fixed charges for 2011.

<u>The Exchange Offer, page 16</u>

<u>Expiration Date; Early Participation Date; Extensions; Amendments, page 18</u>

11.   In the last paragraph on page 18, we note that you reserve the right to delay acceptance for exchange of any old notes tendered pursuant to the exchange offer. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please make this clear.

12.   We note that you state that the Issuer will extend the exchange offer consistent with Rule 13e-4; please revise to also refer to Rule 162. In addition, we note that you state that the Issuer's reservation of the right to delay exchange of old notes that it has accepted for payment is limited by Rule 13e-4; please revise to delete the reference to Rule 13e-4 and revise to refer to Rule 14e-1(c).

<u>Conditions to the Exchange Offer, page 19</u>

13.   We note that the Shelf Offering has closed. Please revise throughout your document to clarify that the Shelf Offering condition has been satisfied, or advise us.

14.   We note that it is a non-waivable condition that the new notes issuable in the exchange offer are not fungible for U.S. federal income tax purposes with the new notes issued in the Shelf Offering. Please revise your disclosure to explain how investors will know whether this condition has been satisfied and why the condition is necessary to your offering. Please also tell us whether this relates to your assumption that your treatment of the notes as having been issued in a qualified reopening of the Shelf Offering is respected. Please note that conditions to the offer must be based on objective criteria, and may not be based on your sole judgment or discretion.

15.   You disclose that you may assert or waive conditions to the offer, at any time and from time to time. This statement suggests that conditions to the offer may be asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be asserted or waived before the expiration of the offer. In addition, please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Acceptance of Notes for Exchange…, page 22

16.   We note the disclosure indicating that you will pay the Exchange Consideration or the Total Exchange Consideration, as applicable after acceptance of the old notes. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable, rather than after acceptance. Please revise your disclosure here and throughout the document, as necessary. Please remove the word "as practicable" at the end of the first paragraph on top of page 23.

Description of the New Notes, page 26

Guarantees, page 26

17.   We note disclosure on page 27 that the subsidiary guarantors, other than Toll Brothers, Inc., may be released from the guarantee under certain enumerated circumstances. Please revise your disclosure to clarify whether all of the five circumstances you name must be present in order to release a subsidiary guarantee, or if this provision allows a subsidiary guarantee to be released upon the satisfaction of any one of these items. For example, is this provision intended to allow you to release subsidiary guarantees in the event that the guarantor is released from its guaranty under the Bank Credit Facilities, provided that the remaining four conditions are also satisfied?

18.   If the five provisions for the release of subsidiary guarantees are intended to be separate circumstances under which guarantees may be released, then in light of our guidance in Section 2510.05 of the Financial Reporting Manual found in the Commission's website, it appears that provisions (1) through (4) would extend beyond the scope of what are considered to be customary circumstances. If you intend that the satisfaction of any one of these provisions could lead to the release of any subsidiary guarantees, and you wish to rely on Rule 3-10 of Regulation S-X to omit separate financial statements for the issuer and guarantors, then please amend your indenture to remove the release provisions which appear to render the guarantees no longer full and unconditional. We note that you currently present consolidated financial statement in reliance upon Rule 3-10 of Regulation S-X (with condensed consolidating footnote disclosure in Note 20, page F-42 of your latest annual report).

U.S. Federal Income Tax Considerations, page 42

19.   We note that no opinion of counsel regarding the material tax consequences of the exchange transaction is filed as an exhibit to the registration statement. Considering the assumptions you have made with regard to the tax treatment of the new notes, your disclosure that the "proper U.S. federal income treatment of the exchange offer is uncertain," as well as the requirements of Item 601(b)(8) of Regulation S-K, please tell us why an opinion of counsel regarding the material tax consequences of the exchange is not required to be provided. In addition, we note the uncertainty as to the tax consequences of the exchange through the use of words such as "generally" or "we believe" and "we intend." Please expand your disclosure to describe the basis for the uncertainty and add appropriate risk factor disclosure to the prospectus.

Part II – Information Not Required in Prospectus, page II-1

Exhibit 4.9 Form of Indenture of Senior Securities

20.   We note that the final executed indenture was filed as Exhibit 4.1 to the Current Report on Form 8-K dated February 7, 2012. Please remove the words "Form of" from the description of the indenture in the exhibit index and update footnote "**" accordingly.

Exhibits

21.   Please file or incorporate by reference the charters and bylaws for the note issuer, Toll Brothers Finance Corp., and for the subsidiary guarantors.

Exhibit 5.1 – Form of Opinion of Simpson Thacher & Bartlett
Exhibit 5.2 – Form of Opinion of John McDonald, General Counsel to the Registrant

22.   Please file the legal opinions in final form with your next amendment. Note that it
        is not appropriate to file your opinions for this transaction as exhibits to a report
        filed under the Exchange Act. The opinions must be included in the registration
        statement at the time of effectiveness. Please also ensure that counsel does not
        make any assumption as to state law matters for Guarantors not incorporated or
        organized in Delaware or New York. However, it may be appropriate for counsel
        to state that it is relying on the opinion of the company's general counsel with
        regard to these matters. In this regard, we note Exhibits 5.1 and 5.2 to the Form 8-
        K filed with the Commission on February 7, 2012.

Annual Report on Form 10-K For the Year Ended September 30, 2011

Management's Discussion and Analysis, page 23

Off-Balance Sheet Arrangements, page 30

23.   Please tell us and revise future filings as applicable to describe the facts and
        circumstances surrounding the $40.9 million other than temporary impairment
        charge recognized against the carrying value of your joint venture investments. In
        this regard, discuss the factors specific to each of the impacted markets/segments,
        i.e., South and West, and address why no such impairment was warranted during
        fiscal 2010.

Results of Operations, page 31

24.   It appears that, based upon the inclusion of Exhibits 99.1 and 99.2, the TMF and
        KTL joint ventures are significant under Rule 3-09 of Regulation S-X. Please
        revise future filings to describe the nature of TMF, KTL and any other joint
        ventures deemed significant under the applicable rules during the periods
        presented, and address the inclusion of the accompanying financial statements. For
        each joint venture, disclose the percentage ownership ascribed to each owner.

25.   In future filings, please provide an expanded discussion of the 93% decrease in
        interest expense within the context of your weighted average debt outstanding and
        your applicable weighted average interest rates, quantifying the impact of the
        factors discussed. See Section 501.04 of the Financial Reporting Codification.
        Provide a more detailed discussion and analysis of the underlying reasons for the
        increase in qualified inventory and the related financial statement impact.

26.   You state on page 33 that the decrease in interest income during 2011 was offset
        by, among other things, a profit participation received in fiscal 2011 from the sale
        of a non-core asset in fiscal 2009. Please tell us and revise future filings to the

extent material to discuss the facts and circumstances of this current profit
participation.

Geographic Segments, page 38

27.   You disclose on page 41 that inventory impairment charges for the South segment
        were $16.3 million in fiscal 2011. Please reconcile this to the apparent aggregate
        of such charges for this segment of $20.8 million, as derived from the table on page
        F-41.

Statement of Operations, page F-4

28.   Please tell us where net income (loss) attributable to noncontrolling interest is
        included in your statement of operations. Refer to ASC 810-10-45.

9. Stock-Based Benefit Plans, page F-29

29.   You state on page F-30 that due to the losses recognized by the Company over the
        past several years and its inability to forecast future pre-tax profits, the Company
        has not recognized or estimated a tax benefit on its stock based compensation
        expense in fiscal 2011. Please explain to us how you were able to recognize or
        estimate this tax benefit for fiscals 2010 and 2009, given apparently the same set of
        circumstances, i.e., continued losses.

11. Fair Value Disclosures, page F-34

30.   Please explain to us why the columns for fair value of communities, net of
        impairment charges and impairment charges on page F-35 differ from that on page
        28, for all the three month periods presented, except for January 31, 2011 and April
        30, 2011.

Exhibits 99.1

31.   Please explain the nature of the loan payable balance at October 31, 2010, and
        quantify the amount attributable to Building 2 Loan and other loans.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement from
the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Joseph H. Kaufman, Esq.
    Simpson Thacher & Bartlett LLP